Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-135780

December 6, 2007

DANAHER CORPORATION

5.625% Notes Due 2018

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	$500,000,000

Trade Date:	December 6, 2007

Settlement Date (T+3):	December 11, 2007

Maturity Date:	January 15, 2018

Coupon (Interest Rate):	5.625% per annum

Price to Public (Issue Price):	99.391% of principal amount

Yield to Maturity:	5.704%

Benchmark Treasury:	UST 4.25% due November 15, 2017

Benchmark Treasury Price and Yield:	102; 4.004%

Spread to Benchmark Treasury:	1.70% (170 basis points)

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2008

Optional Redemption:	The Notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.25% (25 basis points), plus in each case accrued interest to, but excluding, the redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Notes, it will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption.

Joint Book-Running Managers:	Merrill Lynch & Co. J.P. Morgan Securities Inc. UBS Securities LLC

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp. Lazard Capital Markets LLC Wachovia Capital Markets, LLC

Type of Offering:	SEC registered (No. 333-135780)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2 (Negative Outlook) S&P, A+ (CreditWatch Negative)

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith toll free at 1-866-500-5408, J.P. Morgan Securities Inc. collect at 212-834-4533 and UBS Securities LLC toll-free at 1-888-722-9555, ext 337-1088.